Exhibit 99.1

Media Contacts: Tally Netzer, Director of Corporate Communications, Optibase Ltd. 011-972-9-9709-202 tallyn@optibase.com

Jane Pruitt, ink Communications for Optibase +1-617-488-0988 ext. 3 jane@theinkstudio.com Investor Relations Contact: Lee Roth, KCSA for Optibase +1-212-896-1209 lroth@kcsa.com

Optibase and Aspex Partner to Show Realtime HD H.264
Video Compression Technology at NAB 2007

Las Vegas, NV – 16th April 2007 – Optibase (NASDAQ: OBAS), a leading provider of high quality IPTV streaming, encoding, decoding and video server upload solutions, and Aspex Semiconductor™, a UK -based fabless semiconductor company developing leading-edge video compression platforms around its Linedancer family of Extreme Processors, today announced that the two companies had partnered to create a realtime HD H.264 video ingest server demonstrator, which Optibase will be showcasing in booth SU7223 at NAB 2007 in Las Vegas.

The Creator HD ingest workstation demonstrator captures uncompressed High Definition (1920x1080) video using the industry-standard HD-SDI interface, and compresses it in realtime to a high quality High Profile H.264/AVC stream, ideal for IPTV broadcast, Video On Demand servers, or HD-DVD/Blu-Ray authoring. The solution incorporates Aspex’s Accelera Advanced Video Encoder (AVE) solution, a family of PCI-X / PCI Express plugin cards which accelerate the performance-critical functions of video compression in a standard workstation.

Optibase Creator Ingest Server product line is a comprehensive content creation solution that is seamlessly integrated into the broadcast workflow. The product line is designed for multiple encoding formats, such as H.264 AVC, MPEG-2 and WindowsMedia9, as well as realtime compression of both HD and SD video. Focused on quality, the Creator product line features not only professional inputs such as SDI and embedded audio but also unique features such as real time quality control. By combining top quality audio and video with advanced metadata capabilities in MXF formatting or VOD compliance, the Creator offers an integrated solution. Furthermore, integrations with the leading NLE systems ensure that the content creation process is streamlined and efficient.

“Broadcast and post production professionals require top quality and the utmost efficiency. Optibase has always prided itself on the realtime, hardware-based, broadcast quality solutions for these markets and this is the foundation of our Creator Ingest Server product line.” said David Sackstein, CTO and VP R&D of Optibase. “Now, with the transition to High Definition, as well as advanced H.264 video compression standard, the processing power needed for encoding has increased dramatically. A lengthy “offline” workflow, where HD data is captured and stored in uncompressed format, then compressed using software, is not an option for our customers. With Aspex’s technology we can provide top quality H.264 streams directly to disk from uncompressed HD-SDI sources, saving our customers time and money.”

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“We’re delighted to have worked with Optibase on this technology demonstrator.” said Jeremy Hendy, Vice President of Marketing for Aspex Semiconductor. “Realtime High Definition H.264 is the performance benchmark when it comes to video compression. By combining our Accelera cards with an off-the-shelf HD-SDI capture card, we’ve been able to quickly produce a live ingest system that Optibase can show to potential customers. Taking advantage of our plug-and-play acceleration, together with well-proven Software Development Kits from MainConcept and our other software partners, we have been able to develop the demonstrator in an extremely short timeframe.”

About Optibase

Optibase provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The company’s platforms enable the creation, broadband streaming and playback of high quality digital video. Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high-end surveillance, distance learning; and business television. Headquartered in Israel, Optibase operates through its fully owned subsidiary in Mountain View, California and offices in Japan, China, India and Singapore. Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners. For further information, please visit www.optibase.com.

This press release contains forward-looking statements concerning our marketing and operations plans. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the video technologies market in general, and the evolving IPTV market in particular, competition, our ability to manage growth and expansion, general economic conditions and other risk factors. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F. The Company does not undertake any obligation to update forward-looking statements made herein.

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About Aspex

Aspex Semiconductor Ltd is a leading edge fabless semiconductor company specialising in the development of ultra-high performance, software programmable “Extreme Processors”, integrating thousands of processing cores onto a single chip. These high-performance programmable processors replace FPGAs, ASICs and DSPs at a fraction of the cost.

Aspex enables customers to reduce component costs, shorten time to market and reduce risk by moving to software defined platforms. In addition, the company offers services and solutions to speed adoption of Aspex products, including the Accelera family of PCI plug-in cards, and the Advanced Video Encoder, the world’s first multi-format HD video compression platform. Aspex Semiconductor has successfully demonstrated its architecture in the market place and by utilising the unique benefits of the Aspex processor family, customers are able to keep pace with the most demanding market conditions.

Headquartered in Buckinghamshire, UK, Aspex serves clients and partners worldwide.